Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-32772

                                     [LOGO]

                     THIRD SUPPLEMENT DATED JUNE 1, 2001 TO
                         PROSPECTUS DATED APRIL 17, 2000

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Please read this Third Supplement in conjunction with the Prospectus dated April
17, 2000, which was filed as part of our Amendment No. 1 to the Registration Statement On Form S-3 (Registration No. 333-32772) filed with the Securities and Exchange Commission on April 14, 2000 and declared effective on April 17, 2000 (the "Original Prospectus"), as supplemented by the First Supplement to the Original Prospectus dated September 5, 2000 (the "First Supplement") and the Second Supplement to the Original Prospectus dated April 27, 2001 (the "Second Supplement").

A copy of the Original Prospectus, the First Supplement and the Second Supplement are attached to this Third Supplement.

                                   ----------

     This Third Supplement (the "Third Supplement") modifies, supplements and amends the Original Prospectus, the First Supplement and the Second Supplement with respect to the offer and sale of shares of our Class A Common stock by the selling stockholders named in the Original Prospectus.

                ADVANTAGE AND KOCH HAVE CONVERTED OR SOLD ALL OF
                  THEIR SHARES OF OUR SERIES D PREFERRED STOCK

     In May 2001, we were informed by Advantage Fund II Ltd and Koch Investment Group, Ltd., two of the selling stockholders named in the Original Prospectus, that they had converted and/or sold all of their shares of our Series D convertible preferred stock. In addition, Advantage and Koch have informed us that they have sold shares of our Class A common stock issued to them upon conversion of their shares of our Series C preferred stock and Series D preferred stock. We are supplementing the Selling Stockholder information contained in the Original Prospectus to reflect prior resales, conversions and sales of Series D preferred stock and resales of Class A common stock by each of Advantage and Koch. Certain of the shares of our Class A common stock issued or issuable upon conversion of the shares of our Series D preferred stock that were sold by Advantage and Koch are being registered for resale by the purchaser of such shares of Series D preferred stock under the registration statement relating to this Supplement, Registration Statement No. 333-32772. The remaining shares of our Class A common stock issued or issuable upon conversion of such shares of Series D preferred stock are being registered for resale by the purchasers of such shares under another registration statement, Registration Statement No. 333-60424. As a result, such purchasers shall be selling stockholders in the registration statement relating to this Supplement.

     The following table sets forth for Advantage, Koch and each purchaser of shares of Series D preferred stock sold by Advantage and Koch, all of whom are selling stockholders, (a) the name of the selling stockholder, (b) the number of shares of our Class A common stock owned by the selling stockholder before the offering (in some cases, as noted in the footnotes to the table, some or all shares underlie or otherwise relate to the Series D preferred stock and warrants held by the selling stockholder), reflecting transfers through the date of this Third Supplement, (c) the number of shares of our Class A common stock offered by the selling stockholder under this prospectus, (d) the number of shares of our Class A common stock that will be owned by the selling stockholder assuming that all shares of our Class A common stock registered hereby or otherwise registered on that stockholder's behalf are sold, and (e) the percentage of our outstanding shares of Class A common stock that those remaining shares will represent. Each selling stockholder is a party to, or otherwise has rights under, an agreement by which we agreed to register its shares of our Class A common stock. Registration of these shares enables the selling stockholder to sell the shares from time to time in any manner described in "Plan of Distribution" in the Original Prospectus, but does not necessarily mean that the selling stockholder will sell all or any of the shares.

                                                                                                     PERCENTAGE OF
                                          NUMBER OF                                                OUTSTANDING CLASS
                                           SHARES                               NUMBER OF SHARES     A COMMON STOCK
                                        BENEFICIALLY                              BENEFICIALLY        BENEFICIALLY
                                        OWNED BEFORE     NUMBER OF SHARES TO      OWNED AFTER         OWNED AFTER
NAME OF SELLING STOCKHOLDER               OFFERING      BE SOLD IN OFFERING(4)      OFFERING            OFFERING
---------------------------               --------      ----------------------      --------            --------
Koch Investment Group Ltd.               102,870 (1)            40,370                   --                --

Advantage Fund II Ltd.                   193,520(2)            131,020                   --                --

Harmonic Associates LP                   998,861(3)(5)         534,491                   --                --

The Alan Gelband Company
Defined Contribution Pension
Plan & Trust                             199,722(5)            106,898                   --                --

The Gabriella L. Gross Trust B(6)        175,303(7)             80,181               25,474               (8)

The Elizabeth Gross Trust A(6)           175,303(7)             80,181               25,474               (8)

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(1)  Consists of (a) 40,370  shares  issuable  upon the exercise of our warrants related to the issuance of our Series C preferred stock; and (b) 62,500 shares issuable upon the exercise of warrants issued upon the redemption of certain of our secured convertible notes, which shares were previously registered for resale under Registration Statement No. 333-41096.

(2) Consists of (a) 70,465 shares issued upon conversion of our Series C preferred stock and 60,555 shares issuable upon the exercise of our warrants related to the issuance of our Series C preferred stock; and (b) 62,500 shares issuable upon the exercise of warrants issued upon the redemption of certain of our secured convertible notes, which shares were previously registered for resale under Registration Statement No. 333-41096.

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
(3) Pursuant to the terms of the Series D preferred stock held by this stockholder, the Series D Preferred Stock is convertible by any holder only to the extent that the number of shares of Class A common stock thereby issuable would not exceed 4.999% of the then outstanding Class A common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of Class A common stock set forth in the table for this selling stockholder exceeds the number of shares of Class A common stock that this selling stockholder could own beneficially at any given time through its ownership of the Series D preferred stock. In that regard, beneficial ownership of this selling stockholder set forth in the table is not determined in accordance with Rule 13d-3 under the Exchange Act.

(4) The actual number of shares of Class A common stock offered in this prospectus and included in the registration statement of which this prospectus is a part includes such additional number of shares of common stock as may be issued or issuable upon conversion of the Series D preferred stock, exercise of any of our warrants or otherwise with respect to the Class A common stock by reason of any stock split, stock dividend or similar transaction involving the common stock in accordance with Rule 416 under the Securities Act.

(5) These shares are issued and/or issuable upon the conversion of our Series D preferred stock. All shares beneficially owned by this selling stockholder not being registered for resale hereunder are being registered for resale under Registration Statement No. 333-60424.

(6) The beneficiary of this trust is the daughter of Irwin L. Gross, the chairman of our board of directors and our chief executive officer. Each of these daughters is also the beneficiary of a custodial account of which Mr. Gross' wife is custodian holding 4,500 shares of Class A common stock. Each such trust disclaims beneficial ownership of any shares beneficially owned by the other such trust or Mr. Gross or deposited in either such custodial account and no shares so owned or so deposited are included in any number of shares disclosed in this table with respect to each such trust.

(7) Consists of (a) 149,829 shares issued and/or issuable upon the conversion of our Series D preferred stock and (b) 25,474 shares of Class A common stock. All shares beneficially owned by this selling stockholder issued and/or issuable upon the conversion of our Series D preferred stock not being registered for resale hereunder are being registered for resale under Registration Statement No. 333-60424.

(8)  Less than 1%.

         WE HAVE RECEIVED NOTICE OF DELISTING FROM NASDAQ REGARDING OUR
                     FAILURE TO MEET MAINTENANCE STANDARDS.

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
     We have received a Nasdaq Staff Determination on May 23, 2001 indicating that we fail to comply with the net tangible assets requirement for continued listing set forth in Marketplace Rule 4450(a)(3), and that our shares of Class A common stock are, therefore, subject to delisting from the Nasdaq National Market. The letter noted that we also do not meet alternative maintenance requirements under Nasdaq National Market Maintenance Standard 2. We have requested a hearing before a Nasdaq Listing Qualifications Panel to review the staff determination. By letter dated May 30, 2001, Nasdaq informed us that our hearing is scheduled for June 28, 2001. This letter indicates that at this hearing we will be required to address our plan to regain compliance with certain quantitative maintenance criteria of the Nasdaq National Market and to demonstrate our ability to sustain long term compliance with all applicable maintenance criteria. Delisting of our securities is stayed pending issuance of a written determination by the panel. There can be no assurance the panel will grant our request for continued listing.

     We also received a letter dated May 2, 2001 from Nasdaq stating that our Class A common stock had failed to maintain a minimum market value of public float of $5 million over the preceding 30 consecutive trading days and as a result was not in compliance with the Nasdaq National Market maintenance standards. The letter states that if at any time before July 31, 2001, the minimum market value of public float of our Class A common stock is at least $5 million for a minimum of 10 consecutive trading days, Nasdaq staff will determine if we comply with the maintenance standard. If we are unable to demonstrate compliance with this maintenance standard on or before July 31, 2001, our Class A common stock will be delisted, subject to our right to appeal to a Nasdaq Listing Qualifications Panel. The letter notes that we may be delisted before July 31, 2001 for failure to maintain compliance with any other listing requirement for which we are currently on notice or which occurs in that period.

     Our Class A common stock is listed for trading on the Nasdaq National Market under the symbol "GTLL". A listed company may be delisted if it fails to maintain minimum levels of stockholders' equity, shares publicly held, bid price, number of stockholders or aggregate market value, or if it violates other aspects of its listing agreement. We currently do not satisfy certain continued listing standards. We are seeking additional capital and attempting to effect other equity transactions to, among other things, increase our net tangible assets. There can be no assurance that we will be able to raise this additional capital, or if we are able to raise additional capital it will be on terms satisfactory to us, or to effect other equity transactions currently under consideration. There can be no assurance that any steps we take will enable us to meet the criteria for continued listing relating to minimum market value of public float or minimum bid price, which criteria relate to market factors beyond our control. If we fail to satisfy the criteria for continued listing, our Class A common stock will be delisted.

     If our Class A common stock is delisted and we do not then qualify for a listing on a stock exchange or for quotation on the Nasdaq SmallCap Market, public trading, if any, would thereafter be conducted in the over-the-counter market in the so-called "pink sheets," or on the NASD's "Electronic Bulletin Board." In this event, it may be more difficult to dispose of, or even to obtain quotations as to the price of, our Class A common stock and the price, if any, offered for our Class A common stock may be substantially reduced.

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
     If our common stock is delisted from trading on the Nasdaq National Market and we do not then qualify for a listing on a qualified stock exchange or for quotation in the Nasdaq SmallCap Market, and the market price of our common stock is less than $5.00 per share, subject to certain exceptions, trading in our common stock would be subject to the requirements of Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under this rule, broker/dealers who recommend such securities to persons other than established customers and accredited investors (generally institutions or high-net worth individuals) must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. The requirements of Rule 15g-9, if applicable, may affect the ability of broker/dealers to sell our securities and may also affect the ability of purchasers in this offering to sell their shares in the secondary market.

     The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 (the "Penny Stock Rule") also requires additional disclosure in connection with any trades involving a stock defined as penny stock (any non-Nasdaq equity security that has a market price or exercise price of less than $5.00 per share, subject to certain exceptions). Unless exempt, the rules require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule prepared by the SEC explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, the broker/dealer's duties to the customer, a toll-free telephone number for inquiries about the broker/dealer's disciplinary history and the customer's rights and remedies in case of fraud or abuse in the sale. Disclosure must also be made about commissions payable to both the broker/dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

       THE NETWORK CONNECTION HAS RECEIVED NOTICE OF DELISTING FROM NASDAQ REGARDING ITS FAILURE TO MEET MAINTENANCE STANDARDS WHICH SUBSTANTIALLY
      REDUCES THE MARKETABILITY OF OUR HOLDINGS IN THE NETWORK CONNECTION.

     The Network Connection has received a Nasdaq Staff Determination on May 25, 2001 indicating that, due to (a) the staff's concerns regarding the residual equity interest of the existing listed securities holders, (b) The Network Connection's March 24, 2001 filing under Chapter 11 of the U.S. Bankruptcy Code as set forth in Marketplace Rules 4330(a)(1) and (3), (c) The Network
Connection's having not yet prepared a plan of reorganization (The Network Connection is not obligated to file a plan of reorganization until July 22, 2001, subject to extension) and being unable to determine the effect on its current shareholders and (d) The Network Connection's failure to demonstrate its ability to sustain compliance with all requirements for continued listing on the Nasdaq Stock Market, its shares of common stock are, therefore, subject to delisting from the Nasdaq SmallCap Market at the opening of business on June 4, 2001. In addition, the staff noted that because The Network Connection had not filed its Form 10-QSB for the period ended March 31,2001, the staff's determination to delist was also based on this filing delinquency and its trading symbol was changed from "TNCXQ" to "TNCQE". The Network Connection has not filed its quarterly report on Form 10-QSB for the period ended March 31, 2001 because by letter dated May 4, 2001 it requested that the SEC permit it to modify its reporting obligations under Section 13(a) of the Exchange Act until completion of the Chapter 11 bankruptcy proceeding by filing its monthly bankruptcy reports under cover of Current Reports on Form 8-K in lieu of quarterly reports on Form 10-QSB and annual reports on Form 10-KSB. The Network

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
Connection has begun filing in this modified fashion, although it has not yet received a response from the SEC. The Network Connection does not intend to appeal the staff's determination. When The Network Connection common stock is delisted, public trading, if any, would thereafter be conducted in the over-the-counter market in the so-called "pink sheets," or on the NASD's "Electronic Bulletin Board." Public trading of The Network Connection's common stock is currently halted on Nasdaq and trading is unlikely to resume prior to delisting. As a result, it currently is, and when delisted would continue to be, difficult to dispose of, or even to obtain quotations as to the price of, The Network Connection common stock and the price, if any, offered for its common stock may be substantially reduced.

     If the Network Connection's common stock is delisted from trading on the Nasdaq SmallCap Market, and the market price of its common stock is less than $5.00 per share, subject to certain exceptions, trading in its common stock would be subject to the requirements of Rule 15g-9 promulgated under the Exchange Act. Under this rule, broker/dealers who recommend such securities to persons other than established customers and accredited investors (generally institutions or high-net worth individuals) must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. The requirements of Rule 15g-9, if applicable, may affect the ability of broker/dealers to sell its securities.

     The Penny Stock Rule also requires additional disclosure in connection with any trades involving a stock defined as penny stock (any non-Nasdaq equity security that has a market price or exercise price of less than $5.00 per share, subject to certain exceptions). Unless exempt, the rules require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule prepared by the SEC explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, the broker/dealer's duties to the customer, a toll-free telephone number for inquiries about the broker/dealer's disciplinary history and the customer's rights and remedies in case of fraud or abuse in the sale. Disclosure must also be made about commissions payable to both the broker/dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

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THIS THIRD SUPPLEMENT DOES NOT CONSTITUTE A COMPLETE PROSPECTUS AND SHALL NOT BE
CONSIDERED AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF OUR CLASS A COMMON STOCK TO WHICH IT RELATES. REFERENCE IS MADE TO THE ORIGINAL PROSPECTUS, AS SUPPLEMENTED BY THE FIRST SUPPLEMENT, THE SECOND SUPPLEMENT AND THIS THIRD SUPPLEMENT, FOR INFORMATION WITH RESPECT TO GLOBAL AND THE SHARES OF CLASS A COMMON STOCK OFFERED THEREBY.

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